Filed by CoreWeave, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Core Scientific, Inc./tx

(Commission File No.: 001-40046)

Date: July 7, 2025

The following is a transcript of an investor call held by CoreWeave, Inc. on July 7, 2025. The speakers are identified therein:

INITIAL DRAFT TRANSCRIPT	2025-07-07
CoreWeave Inc (CRWV US Equity)

Acquisition of Core Scientific by CoreWeave- Call

Company Participants

●	Deborah Crawford, Investor Relations
●	Michael Intrator, Chief Executive Oﬃcer
●	Nitin Agrawal, Chief Financial Oﬃcer

Other Participants

●	Brad Sills, Analyst, Bank of America
●	Brad Zelnik, Analyst, Deutsche Bank
●	Brent Thill, Analyst, Jefferies

●	John Todaro, Analyst, Needham & Company

●	Keith Weiss, Analyst, Morgan Stanley Ruben Roy, Analyst, Stifel

●	Tyler Radke, Analyst, Citi

Presentation

Operator

Good morning. My name is Eric, and I'll be your conference call operator today. At this time, I would like to Welcome everyone to the CoreWeave acquisition of Core Scientific Conference Call. All lines have been placed on-mute to prevent any background noise. After the speakers remarks, there will be a question-and-answer session. (Operator Instructions) Thank you. I would now like to turn the conference over to Deborah Crawford, Vice-President and Head of Investor Relations. Please go-ahead.

Deborah Crawford {BIO 5934723 <GO>}

Thank you. Good morning, and thank you for joining us on such short notice. Joining me on the call today are Michael Intrator, CEO; Brannin McBee, Chief Development Oﬃcer; Nitin Agrawal, CFO;and Nick Hoover, VP, Corporate Development.Before we get started, I would like to take this opportunity to remind you that our remarks today will include forward-looking statements within the meaning of the US securities laws. Forward-looking statements are based on current information and management's expectations as of this date. Actual results may differ materially from those contemplated by these forward-looking statements. Factors that could cause these results to diﬀer materially are set forth in today's press release, the accompanying investor presentation and CoreWave's and Core Scientific's ﬁlings with the SEC.

Any forward-looking statements that we make on this call are based on assumptions as of today and we undertake no obligation to update these statements as a result of new information or future events. Given the timing of today's announcement, we ask that all questions remain focused specifically on the details of the announcement. The press release and an investor presentation are available on our website at investors.coreweave.com. A replay of this call will also be available on our Investor Relations website.

And now I'd like to turn the call over to Mike.

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INITIAL DRAFT TRANSCRIPT	2025-07-07
CoreWeave Inc (CRWV US Equity)

Michael Intrator {BIO 4664886 <GO>}

Thanks, Deborah, and good morning, everyone. We appreciate you taking the time to join us on today's call on such short notice. I'm excited to announce that CoreWeave has signed an agreement to acquire Core Scientiﬁc, one of the leading HPC infrastructure providers in all-stock transaction.

Under the terms of the merger agreement, Core Scientific stockholders will receive 0.1235 newly- issued shares of CoreWeave Class A common stock for each share of Core Scientific common stock-based on the fixed exchange ratio. This acquisition accelerates our strategy to deploy AI and HPC workloads at scale and is an important part of solidifying our growth trajectory. We expect it to deliver significant efficiencies and optimization benefits to CoreWeave.

During our IPO process earlier this year, we laid out a goal of increasing ownership of critical elements of the AI cloud platform, driving operational efficiency and lowering our cost-of-capital. This acquisition is an integral part of the execution of that strategy. Owning Core Scientific's high-performance data center infrastructure enables us to significantly enhance operating efficiencies and derisk our future expansion.

By controlling the foundational layer of our AI cloud platform, we will enhance the scale, performance and expertise we provide and our customers need to unleash the full potential of artificial intelligence. I'll share some further details on the acquisition and our rationale. But first, I'd like to thank Adam Sullivan and the entire Core Scientific team. We believe that the benefits of this proposed acquisition will accrue to the combined shareholders and together, we will better serve the business needs and goals of our current and future customers.

Accelerating the AI infrastructure deployment at-scale. Let me review what it means from our platform, scale and delivery. We are acquiring one of the largest high-performance compute platforms in the US Core Scientific has a total of 1.3 gigawatts of existing gross power capacity. Of that, approximately 840 megawatts are tied to CoreWeave active HPC contracts across five sites. The remaining 500 megawatts are allocated across three cryptocurrency mining data centers, which we have the option to either convert into HPC or divest.

We now also have access to more than 1 gigawatt of expansion capacity. All-in, this Acquisition gives us control of more than 2 gigawatts of gross power across nine distinct sites, signiﬁcantly strengthening our position as the AI hyperscale. This acquisition is more than just added capacity. It is a strategic step forward verticalizing our data center footprint, helping us future proof revenue growth and enhancing core proﬁtability. There are four key expected strategic beneﬁts of this acquisition. First, operational eﬃciency. We expect to drive signiﬁcant cost-savings by streamlining core business operations, eliminating third-party lease obligations and unlocking greater control over ﬁxed infrastructure costs. Second, greater ﬁnancial ﬂexibility. Our direct ownership of the data center footprint will unlock infrastructure-speciﬁc ﬁnancing strategies to support capital expenditure we have already committed to via our existing contracts with Core Scientiﬁc, ultimately reducing our cost-of-capital and improving our balance sheet eﬃciency.

Power ownership and optionality. We will gain greater control over a critical and scarce power footprint along with the optionality to repurpose the existing capacity to meet our clients evolving needs. And ﬁnally, expanding our expertise. This acquisition brings on more than 300 employees with unique expertise in power procurement, construction and site management. This isn't just about expanding capacity. It's about strengthening our end-to-end AI technology stack by bringing us further down the infrastructure layer, where control eﬃciency and execution matters most. By utilizing deep infrastructure engineering expertise of Core Scientiﬁc with CoreWeave's cutting-edge AI HPC operations and software, we are uniquely positioned to the next generation of architectural challenges of AI data centers. This powerful combination of talent allows us to innovate at the base layer optimizing performance, eﬃciency, scalability and economics. This acquisition gives us direct control over the design, architecture and execution of our builds, enabling faster, tailored deployments for high-density AI workloads at-scale. All this while improving cost-eﬃciency and visibility into delivery timelines. Now I'd like to turn it over to Nitin, who will talk more about what we expect to see in terms of impact on our ﬁnancials. Nitin?

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INITIAL DRAFT TRANSCRIPT	2025-07-07
CoreWeave Inc (CRWV US Equity)

Nitin Agrawal {BIO 24456315 <GO>}

Thank you, Mike. I want to start by brieﬂy reviewing the details of the transaction and some of the key ﬁnancial impacts we expect to see. As Mike mentioned, this is an all-stock transaction. Upon closing and under the terms of the agreement, which has been approved by the Board of Directors of each company, Core Scientiﬁc shareholders will receive a ﬁxed exchange ratio of 0.1235 shares of CoreWeave common stock for each share of Core Scientiﬁc common stock held.

As of July 3rd, 2025, the agreed-upon exchange ratio implies a total equity value of $9 billion. This ﬁgure is calculated on a fully diluted basis and reﬂects ﬁve-day volume weighted average price. The ﬁnal equity value will be determined at the time of closing. The transaction is expected to close in the fourth quarter of 2025, subject to customary closing conditions, including regulatory approvals and approval by Core Scientiﬁc's stockholders.

Following the close, Core Scientiﬁc shareholders are expected to own less than 10% of the combined company.

Now let's talk about ﬁnancial impact and synergies potential. As a result of eliminating third-party lease obligations, operational eﬃciencies and greater ﬁnancing ﬂexibility, this transaction is expected to deliver meaningful ﬁnancial beneﬁts once fully integrated.

First, we'll see the immediate elimination of more than $10 billion in future lease liability overhead, costs that were otherwise committed across existing contractual sites over the next 12 years.

Including the elimination of lease overhead and a more streamlined and eﬃcient operational model, we anticipate $500 million in fully ramped annual run rate cost-savings by the end of 2027.

Second, the deal is expected to be leverage-neutral to while enhancing access to a broader set of infrastructure ﬁnancing sources at lower cost of capital.

Third, the portfolio includes crypto mining assets, which present medium-term optionality to repurpose or divest in alignment with our long-term strategy. Beyond the near-term cost synergies, this transaction also delivers signiﬁcant capacity upside optionality and unlocks more eﬃcient ﬁnancing pathways, both of which are central to a long-term infrastructure and capital strategy.

Let's break that down into the two core components. First, the 1 gigawatt of potential gross power expansion. It includes 700 megawatts plus of incremental power available across existing CoreWeave sites supporting rapid, scalable AI infrastructure deployment and an incremental 100 megawatt capacity at non-CoreWeave site, adding further geographic and deployment ﬂexibility. It also includes 350 megawatts of additional digital asset mining capacity that can be converted for HPC use or potentially divested, creating ﬂexibility in how we allocate power.

Second, nearly $5 billion in committed CapEx are now is now unlocked for more efficient ﬁfinancing. This transaction is a leverage neutral acquisition with no material incremental CapEx required. By owning the underlying infrastructure, we can attract new and diverse sources of capital, including infrastructure oriented vehicles that can replace traditional debt or equity financing. As a result, we expect to drive down our cost-of-capital signiﬁcantly, unlocking ﬁnancing structures only made possible through direct asset ownership.

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INITIAL DRAFT TRANSCRIPT	2025-07-07
CoreWeave Inc (CRWV US Equity)

As Mike said at the top, this is an exciting day for CoreWeave, and I also want to welcome our new Core Scientiﬁc colleagues and look forward to partnering in the closing process and integration as we move forward a larger, stronger and a more capable company.

Operator, we'd like to now open up for questions.

Questions And Answers

Operator

(Operator Instructions) Your ﬁrst question comes from the line of Keith Weiss with Morgan Stanley. Please go-ahead.

Q - Keith Weiss {BIO 6993337 <GO>}

Excellent. Thank you guys for taking the questions and congratulations on the proposed transaction. Really exciting expansion of the CoreWeave story. I was hoping you could dig in a little bit more on the expanded sort of power available to you guys, both in terms of like the current facilities that are being used by Bitcoin miners. What's the timeframe that we could expect that and maybe that could get shifted over to high-performance computing?

And the additional gigawatt of power, can you talk to us a little bit more about that? Is that commitment that Core Scientiﬁc already had with utilities or what's the nature of that additional sort of gigawatt on-top of that?

A - Michael Intrator {BIO 4664886 <GO>}

Yeah. So thank you for the question and thanks for joining the call. I'd like to kind of talk through this a couple of diﬀerent ways. So the way that the portfolio of assets work, we can step-in and begin the process of repurposing speciﬁc pieces of the infrastructure almost immediately upon the close of this. And so we'll have a more robust kind of timeline of what that schedule will look like. As you go across the portfolio, some of the assets are easier and can be converted more quickly some of them will take a little bit longer.

With regards to the power, the way that the Power works is there are components of the power that are currently under contract under PPAs. There are also components of the power portfolio that they have and ultimately, we will have the ability to kind of scale the facility and thereby bringing on more power into the infrastructure. And so we're really excited. We think that it really ﬁts hand in glove with our expansion strategy. It ﬁts hand-in-glove with our continued scale.

Operator

Your next question comes from the line of Brad Zelnik with Deutsche Bank. Please go-ahead.

Q - Brad Zelnik

Great. Thanks so much and congratulations on the deal. Mike and Nitin, you talked about this deal opening up new ﬁnancing strategies and reducing your overall cost-of-capital, which is -- it's obviously very important. Can you expand further on this and maybe dimensionalize the impact that you're expecting this to have on your cost-of-capital? Thank you.

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INITIAL DRAFT TRANSCRIPT	2025-07-07
CoreWeave Inc (CRWV US Equity)

A - Michael Intrator {BIO 4664886 <GO>}

Yeah. So maybe I'll start with that and then Nitin can hop in. as we go here. -- By consolidating Core Scientiﬁc under our umbrella as a single company, you've located the data centers as well as the ﬁnancing obligations in a single company, which will allow us to more eﬃciently go out to the market and ﬁnance the data centers in a much more standard conﬁguration than how we've been ﬁnancing them on a go forward basis.

We haven't gone out there to do the ﬁnancing, but what we have seen from other infrastructure in terms of the step function of oﬀers where we can ﬁnance the obligations that we currently have versus what we've been able to do at other facilities. You know it's several 100 basis points spread in the -- cost-of-capital. We're pretty excited about it. We think it is a pretty material step function in the eﬃciency of our balance sheet.

Then anything to add-on that?

A - Nitin Agrawal {BIO 24456315 <GO>}

No, Mike, that was well answered. Operator, next question?

Operator

Your next question comes from the line of Brent Thill with Jeﬀeries. Please go-ahead.

Q - Brent Thill {BIO 1556691 <GO>}

Thanks, Michael. Just in terms of the proprietary nature of what you're getting here, what's diﬀerent and unique versus their competitors? How would you diﬀerentiate the underlying components of that foundation versus what you saw from others?

A - Michael Intrator {BIO 4664886 <GO>}

Yeah. So there's a few aspects of it. There's timing. What data center infrastructure can we bring on when and how does that ﬁt into our scaling? The scale of it is obviously extremely material and allows us to kind of continue the pace of building and scaling our solutions for the largest, most demanding consumers of the infrastructure, there is an ongoing component of the existing insourcing of these contracts, which allow us to have impact on our margins at CoreWeave in a very, very kind of eﬀective and streamlined fashion.

So -- and we have a very long partnership. We've been -- we've been working with Core Scientiﬁc really since the very beginning of our company being founded. And so it's very exciting to work with these guys. We know them very well. They know us very well. And we think it's a wonderful opportunity to be able to extend the our oﬀering in terms of the up the stack and down the stack approach.

And earlier this year, you saw us go in and acquire weights and biases and you've watched us go through the integration process. It's been a wonderful process working with them as we bring the two companies closer and closer together. That was an up the stack solution for us. And Core Scientiﬁc being long-standing partners with us, this is a down the stack opportunity for us. And like I said, it's really just a great partner for us to kind of continue to build and expand our footprint.

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INITIAL DRAFT TRANSCRIPT	2025-07-07
CoreWeave Inc (CRWV US Equity)

Operator

Next question comes from the line of Tyler Radke with Citi. Please go-ahead.Yeah. Good morning and congratulations on the deal.

Q - Tyler Radke {BIO 20483599 <GO>}

I wanted to just ask a little bit more about the timing aspect here. I mean, obviously, to your point, you've been partnering with Core Scientiﬁc for some time, but you know, why now? And I'm just curious, given some of the large contracts we've seen in the AI infrastructure space over the last couple of weeks. How do you kind of think about this helping you perhaps unlock bigger deals, particularly with a larger power commitment now on your books?

A - Michael Intrator {BIO 4664886 <GO>}

Yeah. Look, we think it's really important to present to the market options for building massive scale solutions to the most complicated compute requirements that they have. And, when you're referencing some of the large deals, we did a very large deal -- there has been some other very large deals that have been announced.

You know, there is a clear indication in the market that the size and scale of the infrastructure requirements that are going to be necessary to be a material and signiﬁcant player, which CoreWeave has been over the past three years in the in the drive to deliver the required infrastructure to the market. Like you just need to be able to control infrastructure at the scale, you need to be able to ﬁnance infrastructure at this scale. And it seemed like an opportune moment for us to continue to extend our partnership with the Core Scientiﬁc team to extend our partnership with our clients to be able to oﬀer those type of deals at that type of scale.

Operator

Your next question comes from the line of John Todaro with Needham & Company. Please go- ahead.

Q - John Todaro {BIO 19893080 <GO>}

Hey, thanks for taking my question and congrats on this. On the 500 or so megawatts of additional capacity that's the Bitcoin mining that you could convert over, would you expect that to be at that $5 million to $8 million per megawatt in CapEx retroﬁt that you're doing with the  current capacity or would you expect that to be a bit higher? I know peers are looking at $11 million to $13 million per megawatt for builds. Any color on that CapEx?

A - Michael Intrator {BIO 4664886 <GO>}

Yeah. So look, you know, what I would say is that it's going to be less expensive than greenﬁeld operations and but it may be marginally more expensive than what we've done historically. I think that we have proven with Core Scientiﬁc. Our ability to build this infrastructure in a very cost- eﬀective way. And I expect that portions of that portfolio of 500 megawatts will ﬁt very, very cleanly into an eﬃcient build capital ratio and when you get further out on the margin, there may be some of those megawatts that are just more diﬃcult to transition over those we look at as just having optionality and to the extent that it does not make sense because it's too expensive or it's in the wrong place, we will disgorge ourselves of that asset and move on.

Operator

Your next question comes from the line of Brad Sills with Bank of America. Please go-ahead.

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INITIAL DRAFT TRANSCRIPT	2025-07-07
CoreWeave Inc (CRWV US Equity)

Q - Brad Sills {BIO 15854296 <GO>}

Wonderful. Thank you so much. Congratulations on the deal. I did want to ask about the -- one of the components you talked about, Mike here and the strategic rationale was your ability to repurpose the assets. How are you thinking about that balance between crypto and AI infrastructure? Will there be some crypto workloads that you'll still maintain here? And what does it take to repurpose these assets? What does that eﬀort look like? Thank you.

A - Michael Intrator {BIO 4664886 <GO>}

Yeah. So look, we've -- we've got a lot of experience now repurposing these assets. We've gone through it at several facilities with Core Scientiﬁc. The teams have tremendous experience working together.

I think a lot of the questions are proving around the physical infrastructure. And I would really -- I think it's really important to understand that our lens on the physical infrastructure is that it provides us with tremendous optionality to be able to provide massive computing infrastructure for our clients. And So, depending upon what our clients want, when they want it, how they want to expand their footprint, we have an asset that will allow us the ﬂexibility to do that. Let me also be very clear, we're not looking to expand our footprint into cryptocurrencies, right. That's not what the objective of this acquisition was. The objective of this acquisition was to get access to the infrastructure that we required to be able to build and solve for the part of the market that we are addressing.

Operator

Final question comes from the line of Ruben Roy with Stifel. Please go-ahead.

Q - Ruben Roy {BIO 22292163 <GO>}

Yeah. Thank you for letting me ask a question. Mike or Nitin, just a quick one on expense structure. It doesn't seem like your expense structure when I think about SG&A or R&D would change much on this, maybe a little premature to be thinking about that, but any detail or color on how to think about the model once you close the acquisition from an expense perspective?

A - Michael Intrator {BIO 4664886 <GO>}

Go-ahead. Nitin.

A - Nitin Agrawal {BIO 24456315 <GO>}

Sure. So in terms of the expenses, like the ﬁrst and immediate impact is going to be the elimination of the lease expenses that we had with Core Scientiﬁc for the contracted sites. And then in addition to that, we will have some expenses in terms of operating these sites. As we mentioned, we will be generating operational eﬃciency through a joint combined model with the company and we do expect the combined impact of this to be about $500 million of cost-savings in an annual run-rate basis by the end of 2027. So expect those savings to kind of trickle through our portfolio over a period of time and we will give more guidance as we talk about the integration of the two companies at close.

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INITIAL DRAFT TRANSCRIPT	2025-07-07
CoreWeave Inc (CRWV US Equity)

Operator

I will now turn the call-back over to CEO, Michael Intrator for closing remarks. Please go-ahead.

A - Michael Intrator {BIO 4664886 <GO>}

Yeah. So once again, thank you everybody for joining the call. We couldn't be more excited about moving forward with this. -- acquisition, we think it's a really important and material step forward in our strategy to provide the state-of-the-art most eﬃcient and eﬀective solutions and we're really excited about doing that with Core Scientiﬁc over the next several years. Thank you.

Operator

Ladies and gentlemen, this concludes today's call. Thank you all for joining and you may now disconnect

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is", without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost proﬁts, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reﬂect the views of Bloomberg LP. © COPYRIGHT 2025, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.

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INITIAL DRAFT TRANSCRIPT	2025-07-07
CoreWeave Inc (CRWV US Equity)

+++++++

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between CoreWeave, Inc. (“CoreWeave”) and Core Scientific, Inc. (“Core Scientific”), CoreWeave and Core Scientific will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by CoreWeave that will include a proxy statement of Core Scientific that also constitutes a prospectus of CoreWeave. A definitive proxy statement/prospectus will be mailed to stockholders of Core Scientific.  This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that CoreWeave or Core Scientific (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COREWEAVE AND CORE SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about CoreWeave or Core Scientific, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by CoreWeave will be available free of charge on CoreWeave’s internet website at https://coreweave2025ipo.q4web.com/financials/sec-filings/ or by contacting CoreWeave’s investor relations contact at investor-relations@coreweave.com. Copies of the documents filed with the SEC by Core Scientific will be available free of charge on Core Scientific’s internet website at https://investors.corescientific.com/sec-filings/all-sec-filings. The information included on, or accessible through, CoreWeave’s or Core Scientific’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CoreWeave, Core Scientific, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Core Scientific is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000119312525065652/d925494ddef14a.htm), in its Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 27, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025008302/core-20241231.htm) and in its Form 8-K, which was filed with the SEC on May 16, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1839341/000162828025026294/core-20250513.htm).  Information about the directors and executive officers of CoreWeave is set forth in CoreWeave’s Prospectus dated March 27, 2025, which was filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512) (and which is available at https://www.sec.gov/Archives/edgar/data/1769628/000119312525067651/d899798d424b4.htm). These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of CoreWeave and Core Scientific, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms, or at all, and timing of completion, including obtaining regulatory approvals that may be required on anticipated terms and Core Scientific stockholder approval for the proposed transaction; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of CoreWeave and Core Scientific to integrate their businesses successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against CoreWeave, Core Scientific or their respective directors and officers; the risk that disruptions from the proposed transaction will harm CoreWeave’s or Core Scientific’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and CoreWeave’s and Core Scientific’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments and actions targeting public companies in the artificial intelligence, power, data center and crypto mining industries and changes in local, national or international laws, regulations and policies affecting CoreWeave and Core Scientific; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect CoreWeave’s and/or Core Scientific’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Core Scientific’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against CoreWeave or Core Scientific and other political or security disturbances; dilution caused by CoreWeave’s issuance of additional shares of its securities in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for power and other market or economic conditions that impact demand and pricing; changes in technical or operating conditions, including unforeseen technical difficulties; development delays at CoreWeave and/or Core Scientific data center sites, including any delays in the conversion of such sites from crypto mining facilities to high-performance computing sites; those risks described in the section titled “Risk Factors” in CoreWeave’s Prospectus dated March 27, 2025, filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-285512), Item 1A of CoreWeave’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 15, 2025 and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 7, 2025, Item 1A of Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus, available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, CoreWeave’s or Core Scientific’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which CoreWeave or Core Scientific operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither CoreWeave nor Core Scientific assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on CoreWeave’s or Core Scientific’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.